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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934
SCHLOTZSKY'S INC

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
806832101
(CUSIP Number)
December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    806832101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Cahispa, S.A. de Seguros de Vida

2.	Check the Appropriate Box if a Member of a Group*	(a)	☐
		(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Spanish Corporation

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
678,028

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
678,028

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
678,028

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
N/A

11.	Percent of Class Represented by Amount in Row (9)
9.25%

12.	Type of Reporting Person*
IC

* See Instructions Before Filling Out

Item 1.

(a)	Name of Issuer
SCHLOTZSKY'S INC

(b)	Address of Issuer's Principal Executive Offices
203 Colorado St., Austin TX 78701-3922

Item 2.

(a)	Name of Person Filing
Cahispa, S.A. de Seguros de Vida

(b)	Address of Principal Business Office or, if None, Residence
Calle Lauria No. 18, Barcelona, 08010. Spain

(c)	Citizenship
Spanish Corporation

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
80632101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☒	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

Item 4. Ownership

(a)	Amount beneficially held:
678,028

(b)	Percent of class:
9.25%

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
678,028
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
678,028
(iv) Shared power to dispose or to direct the disposition of:
0

Item 5. Ownership of Five Percent or Less of a Class

         N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
            on by the Parent Holding Company:

         N/A

Item 8. Identification and Classification of Members of the Group

         N/A

Item 9. Notice of Dissolution of Group

         N/A

Item 10. Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BY: CAHISPA, S.A. DE SEGUROS DE VIDA
By:	/s/ JAIME BERGE NAVALON
Name:	Jaime Berge Navalon
Title:	CEO
Date:	December 12, 2003

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SCHEDULE 13G
  Item 1.
  Item 2.
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a
  Item 4. Ownership
  Item 5. Ownership of Five Percent or Less of a Class
  Item 6. Ownership of More Than Five Percent on Behalf of Another Person
  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
  Item 8. Identification and Classification of Members of the Group
  Item 9. Notice of Dissolution of Group
  Item 10. Certifications
SIGNATURE